SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

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                                                        OMB APPROVAL
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                                          OMB Number:
                                          Expires:
                                          Estimated average burden
                                          hours per response 2.50
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                                                   COMMISSION FILE NUMBER
                                                          0-19263
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                                                        CUSIP NUMBER
                                                        86859F 10 7
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                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [_] Form 11-K  [_] Form 20-F  [_] Form 10-Q
              [_] Form N-SAR

      For Period Ended: December 31, 2003

      [_] Transition Report on Form 10-K

      [_] Transition Report on Form 20-F

      [_] Transition Report on Form 11-K

      [_] Transition Report on Form 10-Q

      [_] Transition Report on Form N-SAR

      For the Transition Period
      Ended:____________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

                                 MediaBay, Inc.
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                            Full Name of Registrant

________________________________________________________________________________
                           Former Name If Applicable

                          2 Ridgedale Ave., Suite 300
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           Address of Principal Executive Office (Street and Number)

                         Cedar Knolls, New Jersey 07927
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                            City, State and Zip Code


PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] | (a)   The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] | (b)   The subject annual report,  semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
            The prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and
      (c)   The  accountant's  statement  or  other  exhibit  required  by  Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

      The Form 10-K for the fiscal year ended December 31, 2003 could not be filed within the prescribed time period due to unanticipated delays arising in connection with its preparation as a result of the registrant's negotiations to materially refinance and restructure its existing senior and subordinated debt.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          John Levy                      973                   539-9528
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           (Name)                    (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year would be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Attachment


                                 MediaBay Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2004                      By:  /s/ John Levy
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                                          Executive Vice President and Chief
                                          Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (see 18 U.S.C. 1001).

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                       ATTACHMENT TO PART IV-ITEM (3) OF
                                  FORM 12B-25
                                 MEDIABAY INC.

                     WITH RESPECT TO ITS FORM 10-K FOR THE
                          YEAR ENDED DECEMBER 31, 2003


      The registrant expects that its results of operations for the year ended December 31, 2003, as reflected in its consolidated statements of operations to be included in the Form 10-K for the year ended December 31, 2003, will reflect the following changes:

      A decrease in net sales to approximately $36.6 million for the year ended December 31, 2003 from approximately $45.7 million for the year ended December 31, 2002. The drop in sales was largely due to reduced sales at the registrant's Audio Book Club and in its wholesale sales of old-time radio products. Audio Book Club sales decreased by $8.0 million, to $26.4 million in 2003 from $34.4 million in 2002, principally due to a decrease in club membership as a result of a reduction in advertising expenditures for new members. The Audio Book Club spent $2.1 million to attract new members in 2003, down nearly 75% from the $8.3 million spent in this category in 2002. Wholesale sales of old-time radio products decreased principally due to reduced sales to three major customers in 2003.

      A net loss applicable to common shares of approximately $7.0 million for the year ended December 31, 2003, compared to a net loss of approximately $2.5 for the year ended December 31, 2002. The increase in net loss applicable to common stockholders was due primarily to lower sales for reasons described above. Included in the results for the year ended December 31, 2003 were a $0.8 million non-cash charge related to its terminated Audio Passages club, a $0.5 million charge for severance and other termination costs and $1.4 million tax expenses related to utilization of deferred tax assets. Results for the year ended December 31, 2002 included $1.2 million in write-downs to intangible assets and a $0.6 million tax expense related to utilization of deferred tax assets.

      Mainly as a result of the reduction in member marketing costs, the registrant generated $1.6 million in cash from operations during 2003, including repayment of $5.4 million in accounts payable and accrued expenses. Cash and cash equivalents were $683,000 on December 31, 2003 from $397,000 a year before.